AMENDMENT NO. 1

to

THE RESTATED Bylaws

of

I.D. SYSTEMS, INC.

(a Delaware corporation)

December 3, 2016

The Restated Bylaws (the “Bylaws”) of I.D. Systems, Inc. are hereby amended by deleting the second, third and fourth sentences of Article III, Section 1 of the Bylaws in their entirety such that the section reads as follows:

“1. CHAIRMAN OF THE BOARD. The Chairman of the Board shall be a member of the Board and shall preside at its meetings and at all meetings of stockholders. He shall see that the acts of the executive officers conform to the policies of the corporation as determined by the Board and shall have such powers and perform such other duties as may from time to time be assigned to him by the Board.”